FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 31, 2008

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: January 31, 2008 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.8780.5489 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Freddie Liu, Vice President ir@aseglobal.com Clare Lin, Director (US Contact) clare.lin@aseus.com Tel: + 1.408.986.6524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR FOURTH-QUARTER AND FULL-YEAR of YEAR 2007

Taipei, Taiwan, R.O.C., January 31, 2008 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited net revenues1 of NT$28,976 million for the fourth quarter of 2007 (4Q07), up 28% year-over-year and up 4% sequentially.  Net income for the quarter totaled NT$3,704 million, up from NT$2,734 million in 4Q06 and down from NT$4,225 million in 3Q07.  Diluted earnings per share for the quarter was NT$0.66 (or US$0.102 per ADS), compared to NT$0.51 for 4Q06 and NT$0.79 for 3Q07.

For the full year of 2007, the Company reported net revenues of NT$101,163 million and net income of NT$12,165 million.  Diluted earnings per share for the full year of 2007 was NT$2.26, or US$0.344 per ADS.

RESULTS OF OPERATIONS

4Q07 Results Highlights

●
Net revenues contribution from IC packaging operations (including module assembly), testing operations, and substrates sold to third parties were NT$22,561 million, NT$5,676 million and NT$739 million, respectively, and each represented approximately 78%, 20% and 2% respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$19,603 million, up 21% year-over-year and up 2% sequentially.

-	As a percentage of total net revenues, cost of revenues was 68% in 4Q07, down from 72% in 4Q06 and down from 70% in 3Q07.

-	Raw material cost totaled NT$8,004 million during the quarter, representing 28% of total net revenues, compared with NT$7,830 million and 28% of net revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$4,141 million during the quarter, up 9% year-over-year and up 1% sequentially.

______________________
1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results for any future period.

January 31, 2008

Advanced Semiconductor Engineering, Inc.

●
Total operating expenses during 4Q07 were NT$2,730 million, including NT$1,128 million in R&D and NT$1,602 million in SG&A.  Compared with operating expense of NT$2,321 million in 3Q07, the sequential increase was primarily attributable to the expansion of our R&D function and the expenses incurred from our new initiatives in China, as well as the professional fees related to the privatization of ASE Test.  Total operating expenses as a percentage of net revenues for the current quarter were 9%, down from 10% in 4Q06 and up from 8% in 3Q07.

●	Operating profit for the quarter totaled NT$6,643 million, up from NT$6,109 million in the previous quarter. Operating margin increased from 22% in 3Q07 to 23% in 4Q07.
●	In terms of non-operating items,

-	Net interest expense was NT$293 million, slightly up from NT$273 million a quarter ago.
-	Net exchange gain of NT$198 million was primarily attributable to the exchange gain from the appreciation of the Renminbi against the U.S. dollar.
-
Gain on long-term investment of NT$96 million was primarily attributed to investment income of NT$99 million from USI, investment income of NT$1 million from Hung Ching Construction, and partially offset by investment loss of other invested companies.

-
Total non-operating expenses totaled NT$987 million, compared to NT$185 million for 4Q06 and NT$280 million for 3Q07.  Due to the low utilization of our build-up substrate operation, the company took an asset impairment loss and provision for inventory adjustment for a total amount of NT$853 million.

●
Income before tax was NT$5,656 million for 4Q07, compared with NT$5,829 million in the previous quarter.  We recorded an income tax expense of NT$1,165 million during the quarter, compared with an income tax expense of NT$1,008 million in 3Q07.  Minority interest was NT$787 million for 4Q07.

●	In 4Q07, net income was NT$3,704 million, compared to net income of NT$2,734 million for 4Q06 and NT$4,225 million for 3Q07.
●
Our total number of shares outstanding at the end of the quarter was 5,255,505,908, excluding treasury stock.  Our diluted EPS for 4Q07 was NT$0.66, or US$0.102 per ADS, based on 5,559,851,477 weighted average number of shares outstanding during the fourth quarter.

2007 Full-year Results

●
Net revenues for the full year of 2007 amounted to NT$101,163 million, up 1% from 2006.  The revenue contribution from IC packaging operations (including module assembly), testing operations, and others were NT$78,517 million, NT$20,007 million, and NT$2,639 million, respectively, and each represented approximately 78%, 20% and 2% respectively, of total net revenues for the year.

●	Costs of revenues for the full year of 2007 were NT$71,961 million, a slight increase compared to 2006.

-	As a percentage of net revenues, cost of revenues was 71% in 2007, relatively unchanged compared to 2006.
-
Depreciation, amortization and rental expenses totaled NT$16,359 million during the year, up 8% compared to 2006.  As a percentage of net revenues, depreciation, amortization and rental expenses were 16% during the year, up from 15% in 2006.  The increase in depreciation, amortization and rental expense was primarily due to our new operations set up in China and Chung Li during 2007.

January 31, 2008

Advanced Semiconductor Engineering, Inc.

●	Gross profit for the year was NT$29,202 million, up 1% compared to NT$28,780 million in 2006. Gross margin was 29% for the year, relatively unchanged compared to 2006.
●
Total operating expenses during 2007 were NT$9,791 million, including NT$3,284 million in R&D and NT$6,507 million in SG&A.  Total operating expenses as a percentage of net revenues was 10% in 2007, up from 8% in 2006.

●	Operating income for the year was NT$19,411 million, compared to income of NT$20,446 for the previous year. Operating margin was 19% in 2007, which decreased from 20% in 2006.
●
Total non-operating expenses for the year was NT$2,059 million, compared to non-operating income of NT$1,806 million for 2006.  The difference was primarily due to the insurance payment received in 2006, and the impairment loss recorded in 2007.

●	Income before tax was NT$17,352 million for 2007. We recognized an income tax expense of NT$3,358 million during the year. Minority interest was NT$1,829 million.
●	In 2007, net income amounted to NT$12,165 million, compared with a net income of NT$17,416 in 2006.
●
Our total shares outstanding at the end of the year were 5,255,505,908, excluding treasury stock.  Our diluted EPS for 2007 was NT$2.26, or US$0.344 per ADS, based on 5,436,442,583 weighted average number of shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

●	As of December 31, 2007, our cash and other financial assets totaled NT$28,216 million, compared to NT$24,631 million on September 30, 2007.
●	Capital expenditures in 4Q07 totaled US$162 million, of which US$97 million was for IC packaging, US$60 million was for testing, and US$5 million was for interconnect materials.
●	For the full year 2007, the Company spent US$446 million for capital expenditures, including US$262 million for IC packaging, US$178 million for testing, and US$6 million for interconnect material.
●
As of December 30, 2007, we had total bank debts of NT$39,710 million, compared to NT$38,145 million as of September 30, 2007.  Total bank debts consisted of NT$9,072 million of revolving working capital loans, NT$5,327 million of current portion of long-term debts, NT$1,375 million of current portion of bonds payable, NT$18,046 million of long-term debts and NT$5,890 million of long-term bonds payable.  Total unused credit lines were NT$57,471 million.

●	Current ratio as of December 31, 2007 was 1.59, compared to 1.69 as of September 30, 2007 and net debt to equity ratio was 0.13 as of December 31, 2007.
●	Total number of employees was 29,942 as of December 31, 2007.

BUSINESS REVIEW

IC Packaging Services2

●
Net revenues generated from our IC packaging operations were NT$22,561 million during the quarter, up by NT$5,375 million or 31% year-over-year and up by NT$917 million or 4% sequentially.  On a sequential basis, the increase in packaging net revenue was primarily due to volume increase.

●
Net revenues from advanced substrate and leadframe-based packaging accounted for 83%  of total IC packaging net revenues during the quarter, down by two percentage points compared with the previous quarter.

____________
2 IC packaging services include module assembly services.

January 31, 2008

Advanced Semiconductor Engineering, Inc.

●	Gross margin for our IC packaging operations was 28%, up by 3 percentage points year-over-year and up by 2 percentage points sequentially.
●
Capital expenditure for our IC packaging operations amounted to US$97 million during the quarter, of which US$78 million was for wirebonding packaging capacity, and US$19 million was for wafer bumping and flip chip packaging equipment.

●	As of December 31, 2007, there were 8,003 wirebonders in operation, of which 528 wirebonders were added and 174 wirebonders were disposed of during the quarter.
●	Net revenues from flip chip packages and wafer bumping services accounted for 10% of total packaging net revenues, relatively unchanged compared with the previous quarter.

Testing Services

●
Net revenues generated from our testing operations were NT$5,676 million, up by NT$879 million or 18% year-over-year and up by NT$394 million or 7% sequentially.  The increase in testing net revenues was primarily due to an increase in testing volume.

●
Final testing contributed 76% to total testing net revenues, relatively unchanged compared with the previous quarter.  Wafer sort contributed 22% to total testing net revenues, up by one percentage point from the previous quarter.  Engineering testing contributed 2% to total testing net revenues, down by one percentage point from the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,538 million, down from NT$1,556 million in 4Q06 and up from NT$1,517 million in 3Q07.
●
In 4Q07, gross margin for our testing operations was 45%, up by nine percentage points year-over-year and up by four percentage points sequentially.  The sequential increase in gross margin was primarily due to the increase of sales and utilization.

●	Capital spending on our testing operations amounted to US$60 million during the quarter.
●	As of December 31, 2007, there were 1,534 testers in operations, of which 56 testers were added and 102 testers were disposed of during the quarter.

Substrate Operations

●
PBGA substrate manufactured by ASE amounted NT$2,529 million for the quarter, up by NT$660 million or 35% from a year-ago quarter, and down by NT$83 million or 3% from the previous quarter.  Of the total output of NT$2,529 million, NT$739 million was from sales to external customers.

●	Gross margin for substrate operations was 20% during the quarter, down by four percentage points compared with the year-ago quarter and the previous quarter.
●	In 4Q07, the Company’s internal substrate manufacturing operations supplied 56% (by value) of our total substrate requirements.
●	As of December 31, 2007, the Company’s PBGA capacity was at 48 million units per month.

Customers

●
Our five largest customers together accounted for approximately 23% of our total net revenues in 4Q07, compared to 27% in 4Q06 and 26% in 3Q07.  No single customer accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 43% of our total net revenues during the quarter, relatively unchanged compared to 4Q06 and 3Q07.
●	Our customers that are integrated device manufacturers, or IDMs, accounted for 42% of our total net revenues in 4Q07, compared to 47% in 4Q06 and 38% in 3Q07.

January 31, 2008

Advanced Semiconductor Engineering, Inc.

About ASE,  Inc.
ASE, Inc. is the world's largest independent provider of IC packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of IC testing services, including front-end engineering testing, wafer probing and final testing services.  ASE, Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., CSR plc, Freescale Semiconductor, Inc., MediaTek Inc., NEC Corporation, NVIDIA Corporation, NXP Semiconductors, Qualcomm Incorporated, RF Micro Devices Inc., STMicroelectronics N.V. and VIA Technologies, Inc.  With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  We were not involved in the preparation of these projections.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the PRC; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 25, 2007, as amended.

January 31, 2008

Supplemental Financial Information

Consolidated Operations

Amounts in NT$ Millions	4Q/07	3Q/07	4Q/06
Net Revenues	28,976	27,733	22,574
Revenues by End Application
Communication	43%	44%	38%
Computer	25%	22%	25%
Automotive and Consumers	31%	33%	37%
Others	1%	1%	0%
Revenues by Region
North America	51%	49%	54%
Europe	13%	13%	13%
Taiwan	20%	22%	18%
Japan	7%	8%	10%
Other Asia	9%	8%	5%

IC Packaging Services

Amounts in NT$ Millions	4Q/07	3Q/07	4Q/06
Net Revenues	22,561	21,644	17,186
Revenues by Packaging Type
Advanced substrate & leadframe based	83%	85%	82%
Traditional leadframe based	4%	4%	5%
Module assembly	6%	6%	8%
Others	7%	5%	5%
Capacity
CapEx (US$ Millions) *	97	83	33
Number of Wirebonders	8,003	7,649	6,526

Testing Services

Amounts in NT$ Millions	4Q/07	3Q/07	4Q/06
Net Revenues	5,676	5,282	4,797
Revenues by Testing Type
Final test	76%	76%	77%
Wafer sort	22%	21%	18%
Engineering test	2%	3%	5%
Capacity
CapEx (US$ Millions) *	60	55	33
Number of Testers	1,534	1,580	1,305

* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Dec. 31 2007	Sep. 30 2007	Dec. 31 2006	Dec. 31 2007	Dec. 31 2006
Net revenues:
IC Packaging	22,561	21,644	17,186	78,517	76,820
Testing	5,676	5,282	4,797	20,007	21,430
Others	739	807	591	2,639	2,174
Total net revenues	28,976	27,733	22,574	101,163	100,424

Cost of revenues	19,603	19,303	16,176	71,961	71,644
Gross profit	9,373	8,430	6,398	29,202	28,780

Operating expenses:
Research and development	1,128	748	690	3,284	2,632
Selling, general and administrative	1,602	1,573	1,485	6,507	5,702
Total operating expenses	2,730	2,321	2,175	9,791	8,334
Operating income (loss)	6,643	6,109	4,223	19,411	20,446

Net non-operating (income) expenses:
Interest expenses - net	293	273	214	1,225	1,214
Foreign exchange loss (gain)	(198)	(39)	(159)	(403)	(93)
Loss (gain) on long-term investment	(96)	(111)	(136)	(348)	(499)
Others	988	157	266	1,585	(2,428
Total non-operating (income) expenses	987	280	185	2,059	(1,806)
Income (loss) before tax	5,656	5,829	4,038	17,352	22,252

Income tax expense (benefit)	1,165	1,008	766	3,358	2,085
Income (loss) from continuing operations	4,491	4,821	3,272	13,994	20,167

Cumulative effect of change in accounting principle	-	-	-	-	343
Income (loss) before minority interest	4,491	4,821	3,272	13,994	19,824

Minority interest	787	596	538	1,829	2,408
Net income (loss)	3,704	4,225	2,734	12,165	17,416

Per share data:
Earnings (loss) per share
– Basic	NT$0.71	NT$0.81	NT$0.53	NT$2.34	NT$3.41
– Diluted	NT$0.66	NT$0.79	NT$0.51	NT$2.26	NT$3.25

Earnings (loss) per pro forma equivalent ADS
– Basic	US$0.109	US$0.123	US$0.081	US$0.356	US$0.525
– Diluted	US$0.102	US$0.120	US$0.077	US$0.344	US$0.500

Number of weighted average shares used in diluted EPS calculation (in thousands)	5,559,851	5,402,951	5,441,561	5,436,443	5,407,829

Exchange rate (NT$ per US$1)	32.44	32.86	32.84	32.80	32.48

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

As of Dec. 31, 2007		As of Sep. 30, 2007

Current assets:
Cash and cash equivalents	17,158	16,990
Financial assets – current	11,058	7,641
Notes and accounts receivable	18,765	18,074
Inventories	5,597	5,740
Others	4,328	3,788
Total current assets	56,906	52,233

Financial assets – non current	4,850	4,813
Properties – net	81,788	80,056
Other assets	8,872	9,762
Total assets	152,416	146,864

Current liabilities:
Short-term debts – revolving credit	9,072	7,279
Short-term debts – current portion of long-term debts	5,327	2,382
Short-term debts – current portion of bonds payable	1,375	0
Notes and accounts payable	9,343	9,709
Others	10,669	11,624
Total current liabilities	35,786	30,994

Long-term debts	18,046	20,817
Long-term bonds payable	5,890	7,667
Other liabilities	2,954	3,097
Total liabilities	62,676	62,575

Minority interest	14,567	13,260

Shareholders’ equity	75,173	71,029
Total liabilities & shareholders’ equity	152,416	146,864

Current Ratio	1.59	1.69
Net Debt to Equity	0.13	0.16